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*  This Prospectus Supplement amends and supersedes our Prospectus Supplement *
*  dated August 21, 2003, to correct the number of shares of common stock     *
*  being offered hereunder.                                                   *
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                                               Filed Pursuant to Rule 424(B)(2)
                                                     Registration No. 333-41940

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 20, 2000)


                                8,703,537 SHARES


                         [MERIDIAN RESOURCE CORP. LOGO]


                                  COMMON STOCK

         You should read this prospectus supplement, the related prospectus and the documents incorporated into the related prospectus by reference carefully before you invest. Those documents contain information you should consider when making your investment decision.

INVESTING IN THE COMMON STOCK OF THE MERIDIAN RESOURCE CORPORATION INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF OUR PROSPECTUS DATED SEPTEMBER 20, 2000 AND IN SUBSEQUENT REPORTS MERIDIAN HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         The common stock includes associated rights to purchase common stock pursuant to the Rights Agreement, dated as of May 5, 1999, between us and American Stock Transfer & Trust Co., as rights agent.

PLAN OF DISTRIBUTION

         On August 20, 2003, we offered to certain investors (certain of which were introduced to us by finders) an aggregate of 8,703,537 shares of our common stock at a price of $3.87 per share under the terms of this prospectus supplement. We expect to deliver the shares on or about August 27, 2003. In connection with the offer and sale of such shares, we expect to incur related fees and expenses (including legal expenses and fees to finders) of approximately $700,000, resulting in net proceeds of approximately $33.0 million to the Company.

         Any shares of our common stock offered under this prospectus supplement that remain unsold at the conclusion of the offering may be offered in one or more other transactions, which may include block transactions, underwritten offerings, brokered sales or a combination of such transactions. Such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.


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FORWARD-LOOKING INFORMATION

         This prospectus supplement may contain "forward-looking" information as defined in the Private Securities Litigation Reform Act of 1995 and that involve risk and uncertainty. These forward-looking statements may include, but are not limited to, risks resulting from market fluctuations. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to fluctuations in worldwide prices and demand for oil and natural gas, fluctuations in the levels of our oil and natural gas exploration and development activities and risks associated with fluctuations in the capital markets.

The date of this prospectus supplement is August 22, 2003.